Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of XP Inc.’s (which we refer to as “XP” or “we”) results of operations for the nine-month periods ended September 30, 2025 and 2024 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 24, 2025 (which we refer to as the “2024 Annual Report”) and, in particular, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and with our unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024 and related notes thereto, included as Exhibit 99.1 to the Form 6-K furnished to the SEC on November 17, 2025 (Film No. 251491934) (which we refer to as the “unaudited interim condensed consolidated financial statements”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information-D. Risk Factors.”

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the nine months ended September 30,
	2025	2024
Operating Metrics (Unaudited)
Total Client Assets (in R$ billions)	1,425	1,270
Total Net Inflow (in R$ billions)	63	79
Annualized Retail Take Rate	1.25%	1.29%
Active Clients (in thousands)	4,752	4,659
Headcount (EoP)	7,740	7,241
Total Advisors (in thousands)	18.2	18.4
Retail DATs (in millions)	2.2	2.3
Retirement Plans Client Assets (in R$ billions)	90	78
Cards TPV (in R$ billion)	38	35
Loan Portfolio (in R$ billion)	26.0	20.1
Gross Written Premiums (in R$ millions)	1,243	917
Financial metrics (in R$ millions)
Gross revenue and income	14,168	13,310
Retail(1)	10,722	9,920
Institutional	1,027	1,040
Corporate & Issuer Services(1)	1,838	1,690
Other	581	660
Total Revenue and Income	13,461	12,591
Gross Margin (%)(2)	67.9%	68.4%
EBT (Income before Income Tax)	3,911	3,685
EBT Margin (%)(3)	29.1%	29.3%
Net Income	3,888	3,334
Net Margin (%)(4)	28.9%	26.5%

(1)

Revenues associated with corporate clients (companies with annual revenues above R$700 million) were segregated from retail clients, which include individuals and companies with lower revenues. The change was motivated by the growth of the Corporate business. Revenue from Corporate clients is being reported in Corporate & Issuer Services.

(2)	Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.
(3)	Calculated as income before income tax divided by total revenue and income.
(4)	Calculated as Net Income divided by total revenue and income.

Total Client Assets

Total Client Assets is the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestao de Recursos Ltda., XP Advisory, XP PE Gestao de Recursos Ltda., XP Allocation Asset Management Ltda., XP Vista Asset Management Ltda. and XP Sports Asset Management Ltda., as well as by third-party asset managers), retirement plans funds (including those from XP VP, as well as by third-party insurance companies), exchanged traded funds, structured operations certificates, REITs (real estate investment funds), uninvested cash balances (Float Balances), among others. We consider Total Client Assets to be indicative of our appeal in the marketplace. Total Client Assets vary from period to period based on (1) the amount of cash and assets transferred into, and out of, XP’s platform by clients and (2) fluctuation of market prices of securities and net asset values of mutual and retirement plans funds. Beginning in 2025 (and applied retrospectively back to the first quarter of 2024), we included institutional client assets in our Total Client Assets. Before 2025, institutional client assets were not previously included in our Total Client Assets.

Retail - Active Clients

Active clients are the number of total clients served through XP, Rico, Clear and XP Investments brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.

Retail - Gross Total Revenues

Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to: (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers (platform distribution fees), that are distributed to our retail clients; (2) rebates from management fees from retirement plans funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Rico and Clear, and of futures on the three brands); (5) securities placement fees earned on structured operations certificates (COEs) sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of funds and fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) net interest income from credit products, such as loans and credit cards (interchange fees included), and (9) net income earned on Float Balances, which we allocate in sovereign bonds; (10) net income earned on demand deposits; (11) insurance brokerage fees from insurance products sold to retail clients from third-party insurance companies; (12) Digital Content revenues generated from selling XP Educacao educational courses and content sold to retail clients and to non-client individuals, selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney; and (13) sale of research reports and educational courses to retail clients and other non-client subscribers. A portion of our management fees is calculated based on the performance of the mutual funds we manage or distribute.

Institutional - Gross Total Revenues

Institutional gross total revenues include all types of revenue and income streams directly related to Institutional clients—asset managers, pension fund managers, bank treasuries and private client desks, single and multi-family offices, corporate client treasuries, municipal and state pension fund managers and insurance companies, among others. These clients, across all regions such as Asia, Europe, the United States and Latin America (mainly Brazil), are served through our onshore and offshore trading desks and dedicated support teams in São Paulo, New York and Miami, both via electronic trading and voice platforms, and access a wide range of products and services, including products such as equities (cash, derivatives, stocks lending and index), fixed income government and corporate bonds, FX (spot, NDF, futures, derivatives), rates (futures, swaps and derivatives), commodities, XP Gestao and XP Vista mutual funds, among others. Therefore, we include in this line: (1) brokerage commissions on trades by Institutional clients; (2) the distribution fee component out of securities placement fees earned on the sale of fixed income and equity securities to Institutional clients; (3) management fees from funds managed by our asset managers and XP Vista and sold to Institutional clients; and (4) net income from corporate, bank and government fixed income securities and from derivatives sold to Institutional clients, among others. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.

Corporate & Issuer Services - Gross Total Revenues

Corporate & Issuer Services gross total revenues include capital markets security placement fees earned from corporate clients that hire XP for structuring, underwriting or placement of debt (such as Debentures, Infrastructure Bonds, CRIs, CRAs, FIDCs, LFs) or equity securities (IPOs, follow-ons, block trades and tender offers), the majority of which are sold to our retail clients given the breadth and reach of our platform. Corporate & Issuer Services revenues also include services such as M&A advisory, structured finance operations and other services, including derivatives, credit and treasury solutions. We define our corporate clients as entities with more than R$700 million in annual revenue.

Other - Gross Total Revenues

We include in Other gross revenues and income not allocated to Retail, Institutional and Corporate & Issuer Services solution categories, such as principal trading operations, which consists of investing our own net cash balances in low-risk securities, arbitrage transactions and other investments with limited exposure to market risk.

Review of the Results for the Nine Months ended September 30, 2025

Retail - Our number of active clients increased 2%, from 4,659 thousand as of September 30, 2024, to 4,752 thousand as of September 30, 2025. The daily average trades for the nine months ended September 30, 2025 was 2.2 million, 3% lower compared with the nine months ended September 30, 2024. Driven by a monthly average retail net inflow of R$6.9 billion, our retail client assets increased 13% from R$1,067 billion as of September 30, 2024, to R$1,211 billion as of September 30, 2025. Retail Gross Total Revenues increased 8% from R$9,920 million for the nine months ended September 30, 2024 to R$10,722 million for the nine months ended September 30, 2025, attributable mostly to (1) growth in the total client assets and (2) increased performance from products such as fixed income, credit cards and other retail revenue.

Institutional - gross revenues totaled R$1,027 million for the nine months ended September 30, 2025, a 1% decrease from R$1,040 million for the nine months ended September 30, 2024, mainly due to lower trading activity.

Corporate & Issuer Services - gross revenues totaled R$1,838 million for the nine months ended September 30, 2025, a 9% increase from R$1,690 million for the nine months ended September 30, 2024. This increase was mainly attributable to the growth of our Corporate division, with revenues increasing 37% year-over-year, mainly driven by our ability to offer a broad range of solutions to our clients, especially in hedging solutions.

As a result, our total revenue and income increased 7%, from R$12,591 million for the nine months ended September 30, 2024 to R$13,461 million for the nine months ended September 30, 2025. Gross margin decreased from 68.4% to 67.9%, mainly due to higher costs associated with expected credit losses. Selling expenses increased 98%, from R$108 million for the nine months ended September 30, 2024 to R$214 million for the nine months ended September 30, 2025, and administrative expenses increased 5%, from R$4,473 million for the nine months ended

September 30, 2024 to R$4,706 million for the nine months ended September 30, 2025, driven by higher personnel expenses and data processing. The increase in expenses and revenue resulted in a 6% higher income before income tax. Our income tax expense was R$327 million lower in the nine months ended September 30, 2025 compared to the same period of 2024, resulting in a higher net income, from R$3,334 million for the nine months ended September 30, 2024 to R$3,888 million for the nine months ended September 30, 2025, and a net margin increase from 26.5% to 28.9%.

Results of Operations

Nine Months Ended September 30, 2025, Compared to the Nine Months Ended September 30, 2024

The following table sets forth our income statement data for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024	Variation (%)
	(R$ millions, except for percentages)
Income statement data
Net revenue from services rendered	5,535	5,513	n.m.
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	(3,515)	(878)	300%
Net income from financial instruments at fair value through profit or loss	11,441	7,956	44%

Total revenue and income	13,461	12,591	7%

Operating costs and expenses
Operating costs	(3,993)	(3,787)	5%
Selling expenses	(214)	(108)	98%
Administrative expenses	(4,706)	(4,473)	5%
Other operating income (expenses), net	125	186	(33)%
Expected credit losses	(326)	(186)	75%
Interest expense on debt	(495)	(584)	(15)%
Share of profit (loss) in joint ventures and associates	61	45	36%

Income before income tax	3,911	3,685	6%

Income tax expense	(24)	(350)	(94)%

Net income for the period	3,888	3,334	17%

n.m. = not meaningful.

Total Revenue and Income

Total revenue and income for the nine months ended September 30, 2025 was R$13,461 million, an increase of R$870 million, or 7%, from R$12,591 million for the nine months ended September 30, 2024.

Net revenues from services rendered represented an increase of R$22 million within total revenue and income, driven by:

•

a R$152 million increase in commission fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions, reflecting a 9% increase in cards TPV (from R$35 billion in the nine months ended September 30, 2024 to R$38 billion in the nine months ended September 30, 2025), combined with an 11% increase in total active cards (from 1,330 thousand as of September 30, 2024 to 1,478 thousand as of September 30, 2025);

•

a R$101 million increase in other services, including insurance contracts profit or loss and other ancillary revenues related to the increase in trading operations, such as third-party trading platform fees, revenue from marketing events, and education services;

•

a R$42 million increase in management fees, as a result of fees from distributions (rebates from management fees) of funds managed by third-party asset managers and management fees attributable to funds managed by third parties (fees from distributions) decreased from 46% of total management fees for the nine months ended September 30, 2024 to 45% for the nine months ended September 30, 2025, or R$0.3 million, while management fees attributable to funds and portfolios managed by our asset managers increased from 54% to 55%, or R$42 million, during the same period. For the nine months ended September 30, 2025, 3% of management fees were performance-based and 97% were non-performance-based (i.e., fixed annual fees); and

•

a R$19 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients, reflecting a 15% increase in retirement plans client assets (from R$78 billion as of September 30, 2024 to R$90 billion as of September 30, 2025) and a 36% increase in gross written premiums (from R$917 million in the nine months ended September 30, 2024 to R$1,243 million in the nine months ended September 30, 2025).

This increase was partially offset by:

•

a R$131 million decrease in revenue from securities placements, primarily attributable to the decrease in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets;

•

a R$110 million decrease in brokerage commissions, driven by a decrease in the average daily volume traded in equities and futures (from 2.3 million retail DATs in the nine months ended September 30, 2024 to 2.2 million retail DATs in the nine months ended September 30, 2025); and

•	a R$49 million increase in sales taxes and contributions on services.

Net income from financial instruments (consisting of the sum of net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income and net income from financial instruments at fair value through profit or loss) represented R$848 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform and in our Corporate & Issuer Services businesses, reflecting a 2% increase of active clients (from 4,659 thousand as of September 30, 2024 to 4,752 as of September 30, 2025) and a 12% growth in total client assets (from R$1,270 billion as of September 30, 2024 to R$1,425 billion as of September 30, 2025).

Operating Costs and Expenses

Operating costs. Operating costs for the nine months ended September 30, 2025 were R$3,993 million, an increase of R$206 million, or 5%, from R$3,787 million for the nine months ended September 30, 2024. This increase was primarily attributable to (i) a R$67 million increase in clearinghouse and proprietary fund fees due to an increase in our proprietary funds operations, (ii) a R$64 million increase in third parties’ services due to operational costs related to credit card transactions performed by our customers, and (iii) a R$49 million increase in credit card cashback costs related to credit card transactions performed by our customers, which are a strategy for customer acquisition, since it is a percentage of client spending. This increase was partially offset by a R$37 million decrease in commission and incentive costs payable to our independent financial advisors. As a percentage of total revenue and income, our operating costs were 29.7% for the nine months ended September 30, 2025 compared to 30.1% for the nine months ended September 30, 2024.

Selling expenses. Selling expenses for the nine months ended September 30, 2025 were R$214 million, an increase of R$107 million, or 98%, from R$108 million for the nine months ended September 30, 2024, due to higher investments in brand awareness and marketing campaigns.

Administrative expenses. Administrative expenses for the nine months ended September 30, 2025 were R$4,706 million, an increase of R$234 million, or 5%, from R$4,473 million for the nine months ended September 30, 2024. This increase was primarily attributable to:

•	a R$157 million increase in personnel expenses related to an increase in total employee headcount (from 7,241 as of September 30, 2024 to 7,740 as of September 30, 2025);

•	a R$115 million increase in data processing expenses, mainly related to consultancy services in connection with the operation, cloud services and maintenance of our platform’s software; and

•	a R$17 million increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts.

This increase was partially offset by a R$56 million decrease in third parties’ services, mainly due to the optimization of expenses with technological solutions related to social and online media.

Other operating income (expenses), net. We recorded other operating income, net of R$125 million for the nine months ended September 30, 2025, a decrease of R$61 million, or 33%, from R$186 million for the nine months ended September 30, 2024. This decrease was primarily due to a reduction of R$82 million in income related to incentives from third parties, mainly reflecting a one-time incentive related to the structuring of new card products that was received during the nine months ended September 30, 2024, with no comparable income recognized in the same period in 2025. This impact was partially offset by a R$24 million increase resulting from the reversal of operating provisions, following the reassessment of certain legal proceedings from probable loss to possible loss.

Expected credit losses. Expected credit losses for the nine months ended September 30, 2025 were R$326 million, an increase of R$140 million, or 75%, from R$186 million for the nine months ended September 30, 2024. This increase was primarily due to the expansion of our loan operations balance, from R$27.5 billion as of September 30, 2024 to R$34.0 billion as of September 30, 2025.

Interest expense on debt. Interest expense on debt for the nine months ended September 30, 2025 were R$495 million, a decrease of R$89 million, or 15%, from R$584 million for the nine months ended September 30, 2024. This decrease was primarily due to the settlement of debentures issued by XP Investimentos S.A.

Income before Income Tax

As a result of the foregoing, income before income tax for the nine months ended September 30, 2025 was R$3,911 million, an increase of R$226 million, or 6%, from R$3,685 million for the nine months ended September 30, 2024.

Income Tax Expense

Income tax expense for the nine months ended September 30, 2025 was R$24 million, a decrease of R$327 million, or 94%, from R$350 million for the nine months ended September 30, 2024. This decrease was primarily attributable to a decrease in our effective tax rate to 1% for the nine months ended September 30, 2025 from 9.5% for the nine months ended September 30, 2024, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.

Net Income for the Period

As a result of the foregoing, net income for the nine months ended September 30, 2025 was R$3,888 million, an increase of R$554 million, or 17%, from R$3,334 million for the nine months ended September 30, 2024.

Liquidity and Capital Resources

As of September 30, 2025, we had R$24,569 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the nine months ended September 30,
	2025	2024
	(R$ millions)
Cash flow data
Income before income tax	3,911	3,685
Adjustments to reconcile income before income tax	200	1,741
Income tax paid	(262)	(503)
Contingencies paid	(41)	(17)
Interest paid	(219)	(194)
Additional contingent consideration paid	(110)	—
Changes in assets and liabilities	10,950	2,647
Net cash flows from operating activities	14,430	7,359

Net cash flows used in investing activities	(566)	(1,566)

Net cash flows used in financing activities	(2,192)	(3,631)

Net increase (decrease) in cash and cash equivalents	11,671	(2,162)
Effects of exchange rate changes on cash and cash equivalents	(12)	65

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our unaudited interim condensed consolidated financial statements.

Net Cash Flows from Operating Activities

Our net cash flows from operating activities for the nine months ended September 30, 2025 increased to a net cash generated of R$14,430 million from a net cash generated of R$7,359 million in the nine months ended September 30, 2024, primarily driven by: (1) a lower use of cash in securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) an increase in our banking activities from loan operations, partially offset by a lower cash generation from market funding operations; (3) a higher cash generation from our insurance activities through retirement plans and insurance liabilities; (4) our strategy to allocate excess cash and cash equivalents from treasury funds, from float balances and from retirement plans and insurance balances to securities and other financial assets. Our income before tax combined with non-cash income/expenses consisted primarily of (a) expenses in connection with net foreign exchange differences of R$1,169 million in the nine months ended September 30, 2025 and an income of R$476 million in the nine months ended September 30, 2024, (b) share-based plan of R$397 million in the nine months ended September 30, 2025 and R$357 million in the nine months ended September 30, 2024, (c) interest accrued, including monetary correction on contingent liabilities of R$468 million in the nine months ended September 30, 2025 and R$484 million in the nine months ended September 30, 2025, and (d) depreciation of property, equipment and right-of-use assets and amortization of intangible assets and investments of R$226 million in the nine months ended September 30, 2025 and R$206 million in the nine months ended September 30, 2024. The total amount of adjustments to reconcile income before income taxes was R$200 million in the nine months ended September 30, 2025 and R$1,741 million in the nine months ended September 30, 2024.

Net Cash Flows used in Investing Activities

Our net cash flows used in investing activities decreased from a cash used of R$1,566 million in the nine months ended September 30, 2024 to a cash used of R$566 million in the nine months ended September 30, 2025, primarily affected by (a) a decrease in acquisition of associates, mostly related to our asset management strategy, from R$1,359 million in the nine months ended September 30, 2024 to R$271 million in the nine months ended September 30, 2025; and (b) R$340 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$244 million in the nine months ended September 30, 2024.

Net Cash Flows used in Financing Activities

Our net cash flows used in financing activities decreased from a cash used of R$3,631 million in the nine months ended September 30, 2024 to a cash used of R$2,192 million in the nine months ended September 30, 2025, primarily due to (a) the acquisition of borrowings in the amount of R$2,626 million, which increased from zero in the nine months ended September 30, 2024; and (b) the net proceeds from debt securities, which decreased from R$1,159 million in the nine months ended September 30, 2024 to zero in the nine months ended September 30, 2025.

Indebtedness

As of September 30, 2025, we had R$1,576 million in borrowings, R$302 million in lease liabilities and R$4,965 million in senior notes issued by us. As of September 30, 2025, we were in compliance with all the covenants of our material loan agreements. The following is a description of our material indebtedness with amounts outstanding as of September 30, 2025:

Borrowings

On January 16, 2025, we entered into a credit agreement with Banco Santander for a term loan in the amount of US$180 million. The loan accrues interest at a rate per annum equal to SOFR overnight + 0.79% and matures on December 22, 2025. The principal amount is due on the maturity date and interest is payable quarterly on March 24, June 23 and September 22. As of September 30, 2025, R$960 million remained outstanding under this agreement.

On May 16, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$36 million. The loan accrued interest at a rate per annum equal to 4.410% and matured on October 29, 2025. The principal and interest amounts were due on the maturity date. As of September 30, 2025, R$193 million remained outstanding under this agreement. We paid off this agreement on the maturity date.

On May 16, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$36 million. The loan accrued interest at a rate per annum equal to 4.410% and matured on November 12, 2025. The principal and interest amounts were due on the maturity date. As of September 30, 2025, R$193 million remained outstanding under this agreement. We paid off this agreement on the maturity date.

On July 30, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$43 million. The loan accrues interest at a rate per annum equal to 4.250% and matures on August 27, 2026. The principal and interest amounts were due on the maturity date. As of September 30, 2025, R$230 million remained outstanding under this agreement.

3.250% Senior Notes Due 2026

On July 1, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of September 30, 2025, the aggregate principal amount outstanding of the 3.250% notes due 2026 was US$453.5 million.

6.750% Senior Notes Due 2029

On July 2, 2024, we issued senior notes in an aggregate principal amount of US$500.0 million. The 6.750% senior notes due 2029 bear an annual interest rate of 6.750% payable semiannually in arrears on January 2 and July 2 of each year, which commenced on January 2, 2025. The 6.750% notes due 2029 are guaranteed by XP Investimentos S.A and have been listed on the Luxembourg Stock Exchange since July 2, 2024. As of September 30, 2025, the aggregate principal amount outstanding of the 6.750% notes due 2029 was US$508.4 million.

Off-balance Sheet Arrangements

As of September 30, 2025, the off-balance sheet arrangements totaled an amount of R$9,346 million (compared to R$7,874 million as of December 31, 2024). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.

Capital Expenditures

In the nine months ended September 30, 2025 and 2024, we made capital expenditures of R$340 million and R$244 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 2.5% in the nine months ended September 30, 2025, and 1.9% in the nine months ended September 30, 2024. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Recent Developments

Approval of Dividend Distribution and Share Buy-back Program

On November 17, 2025, the Board of Directors approved (i) the distribution of dividends in the amount equivalent to US$0.18 per share, which was paid on December 18, 2025 and (ii) a share buy-back program under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending on market conditions.

Termination of Operations in the United Kingdom

On December 23, 2025, the XP group submitted a request to the United Kingdom Companies House to place its subsidiaries, XP Holding UK and XP Investments UK, into liquidation. As of December 31, 2025, these entities no longer have licenses to run operations in the United Kingdom, as well as do not have any assets, liabilities or employees registered. The XP group is awaiting approval from Companies House for the liquidation processes of these entities, which is expected to occur in 2026 with retroactive effects to the date of request.

Realignment of Interests in XP Control LLC

On February 12, 2026, XP announced that Thiago Maffra and José Berenguer, who have an extensive track record in the financial market and have held two senior executive positions at XP since 2020, are expected to become holders of voting interest in XP Control LLC (“ControlCo”). Upon completion of this process, they will join XP’s controlling entity alongside Guilherme Dias Fernandes Benchimol, Fabricio Cunha de Almeida and Guilherme Sant’Anna.

Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho and Gabriel Klas da Rocha Leal will cease to be partners of ControlCo. This exit process involves the acquisition by ControlCo of the voting equity interests in ControlCo held by these individuals, in exchange for cash and Class A common shares of XP. Bruno Constantino Alexandre dos Santos immediately ceased to be a partner of ControlCo, while Bernardo Amaral Botelho and Gabriel Klas da Rocha Leal remain non-voting partners of ControlCo. As a result of the transaction, the beneficial ownership of Class A common shares held by ControlCo (assuming the conversion of a corresponding number of Class B common shares) will decrease to 18%. However, ControlCo will continue to control at least 69% of the voting power of XP, and Guilherme Dias Fernandes Benchimol will remain the majority unitholder of ControlCo.

Gabriel Klas da Rocha Leal, Bernardo Amaral Botelho and Bruno Constantino Alexandre dos Santos, who have not held executive roles in XP since 2024, remain members of XP’s Board of Directors.

XP remains confident that this organizational evolution will further strengthen its governance, enhance the stability of its control structure, and support the company’s long-term sustainability, creating a solid foundation for value creation for all stakeholders.